SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 3
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TB WOOD’S CORPORATION
(Name of Subject Company (Issuer))

Altra Holdings, Inc.
Forest Acquisition Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share (Title of class of securities)	872226105 (CUSIP number of class of securities)
Michael L. Hurt
Chairman and Chief Executive Officer
Altra Holdings, Inc.
14 Hayward St.
Quincy, MA 02171
Tel: (617) 689-6354
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Craig W. Adas
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Tel: (650) 802-3000
CALCULATION OF FILING FEE

Transaction Valuation (1) $118,361,546	Amount of Filing Fee (2) $3,634

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $24.80 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,634	Filing Party:	Altra Holdings, Inc.,
			Forest Acquisition Corporation
Form or Registration No.	Schedule TO	Date Filed:	March 5, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No.	872226105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: ALTRA HOLDINGS, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	61-1478870

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,591,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,591,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,591,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	The calculation of the percentage is based on 3,770,929 shares of Common Stock issued and outstanding as of April 2, 2007, as reported by TB Wood’s Corporation’s transfer agent.

CUSIP No.	872226105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: FOREST ACQUISITION CORPORATION

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,591,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,591,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,591,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	The calculation of the percentage is based on 3,770,929 shares of Common Stock issued and outstanding as of April 2, 2007, as reported by TB Wood’s Corporation’s transfer agent.

Tender Offer Amendment
     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on March 5, 2007, as amended (the “Initial Statement”) and relates to the Offer by Forest Acquisition Corporation, a Delaware corporation (the “Purchaser”), and a direct wholly-owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Altra”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of TB Wood’s Corporation, a Delaware corporation (“TB Wood’s”), at a purchase price of $24.80 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment is being filed on behalf of Altra and the Purchaser. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 4, 8, and 11. Terms of the Offer; Interest in Securities of the Company; Additional Information.
     Items 4, 8 and 11 of the Initial Statement are hereby amended and supplemented to include the following:
“The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Monday, April 2, 2007, as scheduled. The Offer was not extended. According to the American Stock Transfer & Trust Company, the depositary for the Offer, as of April 2, 2007, approximately 3,591,854 shares of Company Common Stock were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 95% of TB Wood’s outstanding shares of Company Common Stock. The Purchaser has accepted all validly tendered shares of Company Common Stock for payment.
Pursuant to the terms of the Agreement and Plan of Merger, dated February 17, 2007, by and among Altra, Purchaser and TB Wood’s (the “Merger Agreement”), Purchaser will be merged with and into TB Wood’s (the “Merger”), with TB Wood’s surviving the Merger as a wholly owned subsidiary of Altra or one of Altra’s wholly owned subsidiaries. At the effective time of the Merger, each share of TB Wood’s common stock then outstanding (other than shares of TB Wood’s common stock owned by Altra, Purchaser or any of their respective subsidiaries or affiliates, or shares owned by TB Wood’s stockholders who are entitled to and properly exercise appraisal rights under the General Corporation Law of the State of Delaware) will be converted into the right to receive $24.80 in cash, without interest and less any required withholding taxes.”
     Items 12. Exhibits.
     Item 12 of the Initial Statement is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(ii) Press Release issued by Parent on April 3, 2007.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTRA HOLDINGS, INC.

/s/ MICHAEL L. HURT

	Name:	Michael L. Hurt
	Title:	Chairman and Chief Executive Officer

FOREST ACQUISITION CORPORATION

/s/ MICHAEL L. HURT

	Name:	Michael L. Hurt
	Title:	President and Chief Executive Officer

Date: April 3, 2007